

October 16, 2013

<u>Via E-mail</u>
Michael S. Kagnoff, Esq.
DLA Piper LLP (US)
4365 Executive Drive
San Diego, CA 92121

>   **Re: The Active Network, Inc.**
>   **Schedule 14D-9**
>   **Filed October 8, 2013, as amended October 10, 2013**
>   **File No. 005-86639**

Dear Mr. Kagnoff:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2</u>

1.   Please tell us the reasons for the knowledge qualifiers in your document. What prevents you from knowing and disclosing this information? Please explain or revise, as appropriate.

<u>Reasons for the Recommendation – Financial Condition, Prospects of the Company, page 24</u>

2.   Please explain how the factors you list relate to the recommendation to tender shares in the offer. Currently, your disclosure simply lists items without explaining how those items favorably or unfavorably influenced the recommendation. The revised disclosure should also reflect consideration of the projected financial information included in your document.

Reasons for the Recommendation – Board of Directors, page 27

3.   Please revise this section to disclose whether the board of directors adopted the Committee's reasons for the recommendation. Your current disclosure does not appear to comply with Item 1012(b) of Regulation M-A as the board must provide the required disclosure on behalf of the company.

Certain Financial Projections, page 28

4.   Please revise to include the disclosures required by Rule 100 of Regulation G. Also, disclose the material assumptions made in preparing the financial projections.

Notice of Appraisal Rights, page 42

5.   We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and October 28, 2013," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights.

Annex I

6.   You may not disclaim responsibility for your disclosure. Please revise the carryover paragraph starting on page I-1 accordingly. Also, your disclosure may not be qualified by reference to statutes. Please revise the fifth paragraph on page 46.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3419 or me at (202) 551-3641 with any questions.

Sincerely,

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions